Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
For the three and nine months ended Sepetmber 30, 2011 and 2010
(in thousands, except ratio computation)

	Three months ended		Nine months ended
	September 30,		Sepetmber 30,
	2011	2010	2011	2010
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest (a)	$5,869	$(29,336)	$5,408	$(31,091)

Add back:
Fixed charges and preferred dividends	9,170	8,537	27,356	26,514
Distributed income of equity investees	951	463	3,143	1,859

Deduct:
Equity in (earnings) loss of equity investees	(3,703)	1,362	(5,336)	662
Capitalized interest	(156)	(195)	(359)	(1,059)
Preferred share dividends	(1,813)	-	(3,432)	-
Earnings as Defined	$10,318	$(19,169)	$26,780	$(3,115)

Fixed Charges
Interest expense including amortization of deferred financing fees	$7,129	$8,253	$23,331	$25,217
Capitalized interest	156	195	359	1,059
Interest portion of rent expense	72	89	234	238
Fixed Charges	$7,357	$8,537	$23,924	$26,514
Preferred share dividends	1,813	-	3,432	-
Combined Fixed Charges and Preferred Dividends	$9,170	$8,537	$27,356	$26,514

Ratio of Earnings to Fixed Charges	1.40	(b)	1.12	(c)

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.13	(b)	(a)	(c)

(a)
Due to the pretax income from continuing operations for the nine months ended September 30, 2011, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $0.6 million to achieve a coverage of 1:1 for the nine months ended September 30, 2011.

(b)
Due to the pretax loss from continuing operations for the three months ended September 30, 2010, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $27.7 million to achieve a coverage of 1:1 for the three months ended September 30, 2010.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the three months ended September 30, 2010 includes a provision for impairment of $28.8 million.

(c)
Due to the pretax loss from continuing operations for the nine months ended September 30, 2010, the ratio coverage was less than 1:1.  We would have needed to generate additional earnings of approximately $29.6 million to achieve a coverage of 1:1 for the nine months ended September 30, 2010.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the nine months ended September 30, 2010 includes a provision for impairment of $28.8 million and impairment charges of equity investments in unconsolidated joint ventures of $2.7 million.